Rachel B. Proffitt

+1 415 693 2031

rproffitt@cooley.com

March 6, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bernard Nolan
Larry Spirgel
Kathleen Collins
Frank Knapp

Re:	Procore Technologies, Inc.
Registration Statement on Form S-1
File No. 333-236789

Ladies and Gentlemen:

On behalf of Procore Technologies, Inc. (“Procore” or the “Company”), we are submitting this letter in response to a letter, dated February 28, 2020, from the staff (the “Staff”) of the Division of Corporation Finance Office of Technology of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s third amended confidential draft registration statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on February 25, 2020. We are also sending a copy of this letter to the Staff. We have included below draft amended disclosure that the Company intends to file in a future amendment to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on February 28, 2020 (the “Amended Registration Statement”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Risk Factors, page 43

1.

You disclose here and on page 139 that your amended and restated certificate of incorporation will also provide that the federal district courts will be the exclusive forum for any action arising under the Securities Act, subject to and contingent upon the final adjudication in the State of Delaware of the enforceability of such exclusive forum provision under Delaware law. Please also disclose that there is uncertainty as to whether a court would enforce such provision under the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Revise the subcaption of the risk factor to refer to this provision.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

U.S. Securities and Exchange Commission

March 6, 2020

Page Two

In response to the Staff’s comment, the Company intends to revise the disclosure on page 45 of the Amended Registration Statement to read as follows (additions bolded and underlined, with deletions marked as strikethrough text):

“Our amended and restated certificate of incorporation that will be in effect at the closing of this offering will provide that (i) the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, and (ii) subject to and contingent upon a final adjudication of the enforceability of such exclusive forum provision, the federal district courts of the United States of America will be the exclusive forum for resolving causes of action under the Securities Act, either of which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Our amended and restated certificate of incorporation that will be in effect at the closing of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws;

•	any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act. Our amended and restated certificate of incorporation that will be in effect at the closing further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. We note that there is uncertainty as to whether a court would enforce the exclusive forum provision with regard to a claim over which federal courts may have exclusive jurisdiction, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Therefore, it is uncertain whether the exclusive forum provision would apply to claims under the Securities Act. Although we believe this provision benefits us, it may have the effect of discouraging lawsuits against our directors and officers.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.”

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

U.S. Securities and Exchange Commission

March 6, 2020

Page Three

Additionally, the Company intends to revise the disclosure on page 142 of the Amended Registration Statement to read as follows (additions bolded and underlined, with deletions marked as strikethrough text):

“Choice of Forum

Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. We note that there is uncertainty as to whether a court would enforce the exclusive forum provision with regard to a claim over which federal courts may have exclusive jurisdiction, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Therefore, it is uncertain whether the exclusive forum provision would apply to claims under the Securities Act. Although we believe this provision benefits us, it may have the effect of discouraging lawsuits against our directors and officers.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Stock-Based Compensation, page 80

2.

Please disclose the fair value of the underlying common stock (or a range of values) for each period presented as this appears to be a significant assumption used in determining the grant date fair value of your share-based compensation awards.

In response to the Staff’s comment, the Company revised the disclosure on page 83 of the Registration Statement.

General

3.

We note your response to prior comment 2. While cash used in operating activities may be a useful metric for the investment community, presentation of net loss would provide better balance to your disclosure of revenue growth. Therefore, we continue to believe presentation of net loss in your graphic is appropriate.

In response to the Staff’s comment, the Company intends to revise the artwork on the inside front cover page of the Amended Registration Statement to remove the presentation of revenue, revenue growth, and cash

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

U.S. Securities and Exchange Commission

March 6, 2020

Page Four

used in operating activities. The Company also intends to revise the artwork on the inside front cover page of the Amended Registration Statement to add its net and gross retention rates as of December 31, 2019, which the Company uses to measure its ability to retain and expand contracts with customers.

*         *         *

Please contact me at (415) 693-2031, Jon Avina of Cooley LLP at (650) 843-5307 or Peter Mandel of Cooley LLP at (415) 693-2102 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.
Jon Avina, Cooley LLP
Brad Libuit, Cooley LLP
Peter Mandel, Cooley LLP
Steven Stokdyk, Latham & Watkins LLP

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com